[Letterhead of Cooley Godward Kronish LLP]

February 26, 2008

Kristen Lochhead

Division of Corporation Finance

U.S. Securities and Exchange Commission

Mailstop 6010

100 F Street, NE

Washington, D.C.  20549

Re:	CardioNet, Inc. (the “Company”)
Registration Statement on Form S-1 (File No. 333-145547)

Dear Ms. Lochhead:

Reference is made to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated February 25, 2008 (the “Comment Letter”) with respect to Amendment No. 4 to the Company’s Registration Statement on Form S-1 (the “Registration Statement”) originally filed with the Commission on August 17, 2007. This letter is being filed in response to items numbered 4, 7 and 8 of your Comment Letter. The numbering of the paragraphs below corresponds to the numbering of the Comment Letter, the text of which we have incorporated into this response letter for convenience.

Management’s Discussion and Analysis . . ., page 47

Critical Accounting Policies and Estimates, page 48

Stock Based Compensation, page 49

4.                                      We see that you weighted the public company alternative at 50% likelihood for stock option grants in November 2007 and in January and February 2008.  In light of the progress towards completion of the offering from September 2007, please tell us why that assumption is appropriate as of those grant dates.  Explain why you continued to believe that there was only 50% likelihood that your offering would be successfully completed within your expected timeline.  In that regard, we see that you indicated on December 6, 2007 that you might begin marketing activities as early as January 2008.

Response: The Company believes that its weighting of the probability of becoming a public company under the probability weighted expected return (“PWER”) valuation model (the “Public Company Alternative”) at a 50% likelihood to occur for stock options granted on November 16, 2007 and November 30, 2007 was appropriate given the general market conditions and the information available to the Company as of such dates. Specifically, the Company had been advised by its underwriters as of such dates that the earliest that the Company might begin marketing activities for an initial public offering would be January 2008, but that such marketing activities might not begin until as late as the end of the third quarter of 2008. This timeline had already been delayed by the Company’s underwriters once, and the Company believed that there was a significant chance that it could be delayed again. The Company’s underwriters had also advised the Company that general market conditions for an initial public offering were not favorable as of such dates and that several other companies which participate in the Company’s market space had recently marketed public offerings that such companies were unable to price and close. As a result, the Company believes that its weighting of the Public Company Alternative under the PWER valuation model at a 50% likelihood to occur as of November 16, 2007 and November 30, 2007 was appropriate.

As a result of the comment from the Staff, the Company has reconsidered its previous weighting of the Public Company Alternative under the PWER valuation model for the stock options granted by the Company in January and February 2008. In light of the status of the Company’s current efforts to commence the marketing of an initial public offering in late-February or early-March 2008, the Company has determined that, for accounting purposes, as of January 24, 2008, the Public Company Alternative will be weighted at a 70% likelihood to occur, (ii) the probability of the Company being acquired (the “M&A Alternative”) will be weighted at a 15% likelihood to occur and (iii) the likelihood of the Company remaining a private company (the “Remains Private Alternative”) will be weighted at a 15% likelihood to occur.  In addition, the Company has determined that as of February 15, 2008, the Public Company Alternative will be weighted at a 90% likelihood to occur, (ii) the M&A Alternative will be weighted at a 10% likelihood to occur and (iii) the Remains Private Alternative will be weighted at a 0% likelihood to occur.  The increases in the relative probabilities of the Public Company Alternative vis-à-vis the M&A Alternative and the Remains Private Alternative in January and February 2008 reflect the Company’s current recognition of its continued progression towards the marketing of an anticipated initial public offering notwithstanding its skepticism in January and February 2008 regarding the probability that an initial public offering would occur on this timeframe.

The Company intends to continue to grant options in the ordinary course of its operations, and expects that on each option grant date prior to the completion of any initial public offering, the Company will continue to use the same PWER model described above to determine the appropriate fair market value of shares of its Common Stock.

Consolidated Statements of Cash Flows, page F-6

7.                                      It appears that you present the amount labeled “provision for doubtful accounts” net of amounts written off against the allowance.  Tell us why the amount labeled “provision for doubtful accounts” should not be the amount that is included in expense for the period and why the impact of accounts written off against the reserve should not be presented with the change in “accounts receivable.”  As a related matter, in MD&A you discuss and quantify the provision for doubtful accounts.  The presentation of the provision for doubtful accounts on the cash flow statement does not appear consistent with that discussion because the provision as presented on the cash flow statement appears to be net of non-income statement charges to the allowance.

Response: The Company is in the process of preparing Amendment No. 5 to the Registration Statement which will contain a Consolidated Statement of Cash Flows for the year ended December 31, 2007 that properly reflects the provision for doubtful accounts. In making this change, the Company considered the provisions in FASB Statement No. 154, Accounting Changes and Error Corrections a replacement of APB Opinion No. 20 and FASB Statement No. 3.  The Company’s management concluded that this change does not constitute an error in previously issued financial statements because this change did not impact the Company’s Consolidated Balance Sheet, Consolidated Statement of Operations or any of the significant line items in the Consolidated Statement of Cash Flows, including net cash used in operating activities.

Note 3. Acquisition—PDSHeart, Inc., page F-13

8.                                      We reference the disclosure on page F-14 related to the accrual of $510,000 recorded for exit plans for activities acquired from PDSHeart.  It appears that this accrual was recorded during the fourth quarter of fiscal year 2007.  Please tell us how the accrual meets the requirements of EITF 95-3 to be accrued as a liability in a purchase business combination.  Specifically address whether management, having the appropriate authority, began to assess and formulate a plan to exit an activity of the acquired company as of the consummation date of the acquisition since the accrual was not recorded until at least six months after the acquisition.

Response: In connection with the acquisition of PDSHeart, the Company recognized a $510,000 accrual related to integration activities that are redundant to the Company’s existing operations.  The Company evaluated all of these costs in accordance with provisions in EITF 95-3 and concluded these costs met the criteria to establish an accrual in connection with the acquisition.  See the table below which outlines management’s evaluation of all the criteria in EITF 95-3. Even though the Company’s executive management team formally approved a plan to integrate certain activities as of the consummation date of the acquisition of PDSHeart, the Company experienced unexpected management turnover in the second and third quarter of 2007, which resulted in a delay in executing the plan.  Accordingly, in the fourth quarter of 2007, once the new President, CEO and CFO had been hired by the Company, the Company developed a strategy to execute upon the originally approved plan.  The purchase accounting adjustment was appropriately recognized and the financial statement disclosures were enhanced in accordance with requirements in EITF 95-3.  No significant changes were made to the originally proposed integration plan.  The new executive management team only led the efforts in implementing the originally approved plan.

The following represents the Company’s evaluation of the criteria in EITF 95-3.  In summary, the Company concluded all the criteria were met and accordingly established a reserve of $510,000 included in the purchase price allocation.

EITF 95-3 Criteria	The Company’s Evaluation
1. As of the consummation date of the acquisition, management having the appropriate level of authority begins to	Management concluded criterion was met. As of the consummation date, the Company established an integration assess and formulate a plan to exit an activity of the acquired company.

committee chaired by the Company’s President and other members of senior management. The committee formulated and presented a formalized plan to the Board of Directors of the Company prior to the acquisition date and provided regular updates to the Board of Directors on the status of the integration throughout 2007.

2. As soon as possible after the consummation date, management having the appropriate level of authority completes the assessment of which activities of the acquired company to exit and approves and commits the combined company to the plan. Although the time required will vary with the circumstances, the finalization of the plan cannot occur beyond one year from the consummation date of the acquisition.

Management concluded criterion was met. The Company committed to discontinuing operations and combining activities. The Company immediately discontinued the sales of Original Equipment Manufacturer equipment by PDSHeart and wrote off the associated inventory. Unforeseen circumstances such as the departure of the Company’s President who led the integration team and the CFO who was a key member of the team have prolonged the planning phase. Additionally, the executive recruitment process to replace the President and CFO took longer than expected, also prolonging the execution phase. The Company has documentation which evidences that the plan was progressing throughout 2007. The Company is currently executing on the original plan which precedes the one year anniversary of the consummation date of the acquisition, thus meeting the criteria of EITF 95-3.

3. The plan specifically identifies all significant actions to be taken to complete the plan, activities of the acquired company that will not be continued, including the method of disposition and location of those activities, and the plan’s expected date of completion.

Management concluded criterion was met. The plan identifies all significant actions to be taken to complete the plan, which activities will be discontinued and the ultimate location of those activities. The expected date of completion for the plan is June 2008.

4. Actions required by the plan will begin as soon as possible after the plan is finalized, and the period of time to complete the plan indicates that significant changes to the plan are not likely.	Management concluded criterion was met. Execution of the plan began immediately upon approval and will be completed by June 2008 indicating that significant changes to the plan are not likely.

The task force reached a consensus that a cost resulting from a plan to exit an activity of an acquired company should be recognized as a liability assumed as of the consummation date of the acquisition only if the cost is not associated with or is not incurred to generate revenues of the combined entity after the consummation date and it meets either of the following criteria:

EITF 95-3 Criteria	The Company’s Evaluation

1. The cost has no future economic benefit to the combined company, is incremental to other costs incurred by either the acquired company or the acquiring company in the conduct of activities prior to the consummation date, and will be incurred as a direct result of the plan to exit an activity of the acquired company. The notion of incremental does not contemplate a diminishing future economic benefit to be derived from the cost but, rather, the absence of the cost in either company’s activities immediately prior to the consummation date.

Management concluded criterion was met. The Company has a variety of costs which meet this criteria including severance and rent expense incurred related to space the Company is no longer utilizing.

2. The cost represents an amount to be incurred by the combined company under a contractual obligation of the acquired company that existed prior to the consummation date and will either continue after the plan is completed with no economic benefit to the combined company or be a penalty incurred by the combined company to cancel that contractual obligation.

Management concluded criterion was met in connection with the lease agreement assumed in the acquisition resulting in rent expense incurred related to space the Company is no longer utilizing.  The Company did not accrue for any penalties in connection with terminating the lease.

The Task Force reached a consensus that a cost resulting from a plan to involuntarily terminate or relocate employees of an acquired company should be recognized as a liability assumed as of the consummation date of the purchase business combination and included in the allocation of the acquisition cost if all of the following criteria are met:

EITF 95-3 Criteria	The Company’s Evaluation

1. As of the consummation date of the acquisition, management having the appropriate level of authority begins to assess and formulate a plan to involuntary terminate (relocate) employees of the acquired company.

Management concluded criterion was met.  As evidence in correspondence with the Board of Directors, the Company’s senior  management team was committed to an integration plan which included the relocation / involuntary termination of employees as of the consummation date.

2. As soon as possible after the consummation date, management having the appropriate level of authority completes the assessment of which employees of the acquired company will be involuntarily terminated (relocated), approves and commits the combined company to the plan of termination (relocation), and communicates the termination (relocation) arrangement to the employees of the acquired company. The communication of the termination (relocation) arrangement should include sufficient detail to enable employees of the acquired company to determine the type and amount of benefits they will receive if they are terminated (relocated). Although the time required will vary with the circumstances, the finalization of the plan of termination (relocation) and the communication of the termination (relocation) arrangement cannot occur beyond one year from the consummation date of the acquisition.

Management concluded criterion was met.  The longer than expected recruitment of senior management, after the unexpected departure of the President and CFO, have prolonged the planning and execution phase. The regular progress updates formally shared with the Board of Directors evidences that the plan was progressing. The Company developed a final plan before one year from the consummation date of the acquisition, which was approved by management having the appropriate authority.

3. The plan of termination (relocation) specifically identifies the number of employees of the acquired company to be terminated (relocated), their job classifications or functions and their locations.

Management concluded criterion was met.  The final plan identifies the number of employees of the acquired company to be terminated.  All of this information is outlined in the financial statement footnotes.

4. Actions required by the plan of termination (relocation) will begin as soon as possible after the plan is finalized, and the period of time to complete the plan indicates that significant changes to the plan are not likely.

Management concluded criterion was met. Senior management does not anticipate any changes to the plan. All terminations have been communicated and use of the leased space has also been defined.

The Company respectfully requests the Staff’s assistance in completing the review of this response letter as soon as possible. Please advise us if we can provide any further information or assistance to facilitate your review.  Please direct any further comments or requests regarding this response letter to me at (858) 550-6136 or Ethan E. Christensen, Esq. at (858) 550-6076.

Sincerely,

Cooley Godward Kronish LLP

/s/ Kenneth J. Rollins, Esq.

Kenneth J. Rollins, Esq.

cc:                                 Arie Cohen, CardioNet, Inc.
Martin P. Galvan, CardioNet, Inc.
Frederick T. Muto, Esq., Cooley Godward Kronish LLP
Ethan E. Christensen, Esq., Cooley Godward Kronish LLP